SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 1)*

                          GBI CAPITAL MANAGEMENT CORP.
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                                (Name of Issuer)


                     Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)


                                    36149Y101
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                                 (CUSIP Number)


                                 Mark Zeitchick
                          GBI Capital Management Corp.
                               1055 Stewart Avenue
                            Bethpage, New York 11714
                            Telephone: (516) 470-1000
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            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)



                                February 8, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 36149Y101                                      Page 2 of 5 Pages
---------------------------                          --------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Mark Zeitchick
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |_|

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3         SEC USE ONLY


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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                            7        SOLE VOTING POWER

                                     1,561,503 Shares
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      1,561,503 Shares
                           ----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                     -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,561,503 Shares
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                              |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36149Y101                                      Page 3 of 5 Pages
---------------------------                         ---------------------------

        This Amendment No. 1 adds the following information to Items 4, 6 and 7 of the Schedule 13D filed by Mark Zeitchick ("Zeitchick"), with respect to ownership of the Common Stock, par value $.0001 per share, of GBI Capital Management Corp., a Florida corporation ("Issuer").

Item 4. Purpose of Transactions

        On February 8, 2001, the Issuer entered into a stock purchase agreement ("Ladenburg Purchase Agreement") between the Issuer, New Valley Corporation ("New Valley"), Ladenburg, Thalmann Group Inc. ("LTGI"), Berliner
Effektengesellschaft AG ("Berliner") and Ladenburg, Thalmann & Co., Inc. ("Ladenburg") pursuant to which the Issuer will acquire all of Ladenburg's outstanding common stock.

        Pursuant to the Ladenburg Purchase Agreement, the Issuer is obligated to hold a meeting of shareholders to consider the approval of the transactions contemplated by the Ladenburg Purchase Agreement, the election of directors, three of whom will be designated by the Issuer and six of whom will be designated by LTGI and Berliner, and a change of the Issuer's corporate name.

        In connection with the Ladenburg Purchase Agreement, Zeitchick entered into a Stock Purchase Agreement with Frost-Nevada, Limited Partnership ("Frost-Nevada") pursuant to which the Zeitchick will sell, at the closing of the Ladenburg Purchase Agreement, up to 98,062 shares of the Issuer's Common Stock owned by him to Frost-Nevada for up to $98,062 in cash, or $1.00 per share.

        Also in connection with the Ladenburg Purchase Agreement, the Issuer and Zeitchick entered into (i) a Proxy and Voting Agreement and (ii) an Investor Rights Agreement. Pursuant to the Proxy and Voting Agreement, Zeitchick agreed
(i) not to transfer a total of 1,512,273 shares of the Issuer's Common Stock owned by him prior to the consummation or termination of the Ladenburg Purchase Agreement and (ii) to vote all such shares in favor of the Ladenburg Purchase Agreement and the transactions contemplated by the Ladenburg Purchase Agreement and any other matter that may be necessary for the consummation of the Ladenburg Purchase Agreement. Zeitchick delivered to LTGI an irrevocable proxy to vote such shares in accordance with the Proxy and Voting agreement. The Proxy and Voting Agreement and the proxies expire upon the earlier of the consummation or termination of the Ladenburg Purchase Agreement. Additionally, Zeitchick agreed not to initiate, solicit or encourage any alternative transaction that may be proposed and to vote against any such alternative transaction if such transaction is proposed; provided, however, that Zeitchick may take any of the actions set forth in the Ladenburg Purchase Agreement necessary to avoid breaching his fiduciary obligations to the Issuer.

        Pursuant to the Investor Rights Agreement, among other things:

        (i) the Issuer is obligated, no later than six months from the date of the closing of the Ladenburg Purchase Agreement, to have declared effective a registration statement under the Securities Act of 1933, as amended, on which Zeitchick may cause the Issuer to include for resale any of the shares owned by Zeitchick on the date of the signing of the Investor Rights Agreement; and

        (ii) until such time as Zeitchick and the current shareholders of the Issuer party to the agreement collectively own less than 10% of the Issuer's Common Stock, such individuals together have the right to nominate three persons for election to the Issuer's Board of Directors.

CUSIP No. 36149Y101                                     Page 4 of 5 Pages
----------------------------                       ----------------------------

        Each agreement referred to in this Item 4 is more fully described in the Issuer's Current Report on Form 8-K dated February 8, 2001 and filed with the Commission on February 21, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

        On February 8, 2001, the Issuer entered into the Ladenburg Purchase Agreement described above in Item 4. On the same date, Zeitchick entered into the Stock Purchase Agreement, Proxy and Voting Agreement and the Investor Rights Agreement each described above in Item 4.

Item 7. Material to be Filed as Exhibits

        1. Stock Purchase Agreement, dated February 8, 2001, by and among the Issuer, New Valley, LTGI, Berliner and Ladenburg (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report filed on February 21, 2001)

        2. Form of Stock Purchase Agreement, dated as of February 8, 2001, by and between Mark Zeitchick and Frost-Nevada, Limited Partnership (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report filed on February 21, 2001)

        3. Investor Rights Agreement, dated as of February 8, 2001, among New Valley Corporation, Ladenburg, Thalmann Group Inc., Berliner Effektengesellschaft AG, the Issuer, Frost-Nevada, Limited Partnership and the Principals (incorporated by reference to
                Exhibit 4.5 to the Issuer's Current Report filed on February 21,
                2001)

        4. Proxy and Voting Agreement, dated as of February 8, 2001, between the Issuer, New Valley, LTGI, Berliner and the individual shareholders listed on Schedule A attached thereto (incorporated by reference to Exhibit 4.6 to the Issuer's Current Report filed on February 21, 2001)

CUSIP No. 36149Y101                                       Page 5 of 5 Pages
------------------------                              -------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 21, 2001



                          /s/ Mark Zeitchick
                         ----------------------------------------
                         Mark Zeitchick